UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

Home Point Capital Inc.
(Name of Subject Company)

Home Point Capital Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.0000000072 per share
(Title of Class of Securities)

43734L106
(CUSIP Number of Class of Securities)

Jean Weng
General Counsel and Corporate Secretary
Home Point Capital Inc.
2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105
(888)616-6866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Lee
Joshua N. Korff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended and together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) previously filed with the Securities and Exchange Commission (the “SEC”) by Home Point Capital Inc., a Delaware corporation (the “Company” or “Home Point”) on May 26, 2023.

The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) for all of the outstanding shares of common stock of Home Point, par value $0.0000000072 per share (the “Shares”), filed by Heisman Merger Sub, Inc. (“Acquisition Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper, for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment is being filed to reflect certain updates as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence as the penultimate paragraph on page 7 under the section titled “MSR Purchase Agreement”:

“On July 27, 2023, MSR Purchaser and HPFC consummated the MSR Purchase.”

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the section titled “Regulatory Approvals; Mortgage Regulatory Approvals” as set forth below:

“As of July 27, 2023, each of the aforementioned federal agencies, state regulatory agencies, or government-sponsored enterprises has received notice regarding the transaction. Each of the aforementioned state regulatory agencies other than the state mortgage regulator in New York has given confirmations or approvals sufficient to satisfy the applicable closing condition.  The state mortgage regulator in New York has indicated that it will accept the surrender of Home Point’s applicable licenses in lieu of a formal change of control approval, and Mr. Cooper and Home Point plan to seek to arrange for such surrender prior to the final Expiration Date of the Offer.  In addition, the consents of the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association for the contemplated transaction have been received.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Home Point Capital Inc.

	By:	/s/ William A. Newman
	Name:	William A. Newman
	Title:	President, Chief Executive Officer and Principal Financial Officer
Dated: July 28, 2023